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Exhibit 12.1

THE MACERICH COMPANY
HISTORY OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

EARNINGS TO COMBINED FIXED CHARGES	Three Months Ended March 31, 2003	For the year 2002	For the year 2001	For the year 2000	For the year 1999	For the year 1998
Earnings:
Income from continuing operations before minority interest, unconsolidated entities, gain (loss) on sale or write-down of assets, loss on early extinguishment of debt and cumulative effect of change in accounting principle	15,337	39,558	40,182	41,050	45,592	43,673
Adjustments:
Gain (loss) on sale or writedown of assets	128	(3,820)	24,491	(2,773)	95,981	9
Loss on early extinguishment of debt	0	(3,605)	(2,034)	(304)	(1,478)	(2,435)
Distributions from unconsolidated joint ventures and management companies	14,855	74,107	34,152	35,118	29,989	32,623
Fixed Charges	37,683	135,271	117,996	118,912	123,140	97,513
Less interest capitalized	(2,523)	(7,812)	(5,652)	(7,212)	(6,670)	(3,189)

Earnings	$65,480	$233,699	$209,135	$184,791	$286,554	$168,194

Fixed charges:
Interest expense	34,008	122,934	109,646	108,447	113,348	91,433
Amortization of debt issuance costs	1,152	4,525	2,698	3,253	3,122	2,891
Interest capitalized	2,523	7,812	5,652	7,212	6,670	3,189

Fixed Charges	37,683	135,271	117,996	118,912	123,140	97,513
Preferred dividends	5,195	20,417	19,688	18,958	18,138	11,547

Combined fixed charges and preferred dividends	$42,878	$155,688	$137,684	$137,870	$141,278	$109,060

Ratio of earnings to fixed charges	1.74	1.73	1.77	1.55	2.33	1.72
Ratio of earnings to fixed charges and preferred dividends	1.53	1.50	1.52	1.34	2.03	1.54

We computed these ratios by dividing earnings by combined fixed charges and dividends paid on our Series A Preferred Stock and Series B Preferred Stock, the terms of which are described under "Description of our Capital Stock" in the accompanying prospectus. For this purpose, earnings consist of income from continuing operations before minority interest, unconsolidated entities and cumulative effect of change in accounting principle, less the early extinguishment of debt plus gain (loss) on sale or writedown of assets. We further adjusted earnings by adding cash distributions from unconsolidated joint ventures and the management companies instead of the equity in their income and adding fixed charges net of capitalized interest. Fixed charges consist of interest expense, whether capitalized or expensed, and amortization of debt issuance costs.

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  Exhibit 12.1